EXHIBIT 99.1

                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

     Quarterly Noteholders Report Related to the January 7, 2004 Distribtion


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Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD   $734,798,102.00
first  day after  the  Payment  Date  occurring  during  the                       AUD $1,231,675,093.89
collection period i.e. 8th October 2003:

Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $2,497,497.11
on the Payment Date being 7th January 2004:

Aggregate  of  principal  payments to be  made in respect to            A2 Notes:  USD $67,144,200.00
each  class of notes on the Payment Date  being 7th  January
2004:

Income for the collection period:                                       AUD $24,619,535.91

The Mortgage Principal Repayments for the collection period:            AUD $151,104,598.00

Expenses of the trust for the collection period:                        AUD $20,841,231.95

Aggregate  of all redraws on the  housing  loans made during            AUD $30,772,625.00
the collection period:

Interest  rates  (all in)  applicable  for  interest  period            A2 Notes: 1.3300%
ending 6th April 2004:

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD   $2,239,021.00
the collection period:                                                  Unscheduled:    AUD $148,865,577.00

Aggregate of outstanding balances of housing loans as at the            30 December 2003 :  AUD $1,314,281,687.00
last of day of the collection period:

Delinquency  and loss statistics with respect to the housing            Loss:  Nil
loans as at the last day of the collection period
                                                                        Delinquency:
                                                                        0-29     1.94%
                                                                        30-59    0.28%
                                                                        60+      0.23%
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